CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

February 27, 2013

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Tia Jenkins, Senior Assistant Chief Accountant

James Giugliano, Staff Accountant

Brian Bhandari, Staff Accountant

John Coleman, Mining Engineer

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2011

Staff Letter of Comment dated February 13, 2013

SEC File No. 0-26046

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated February 13, 2013, relating to our Annual Report on Form 20-F for the year ended December 31, 2011 (the “Annual Report”).

We respond to the Staff’s comments as follows:

Staff Letter dated February 12, 2013

Form 20-F for the Fiscal Year Ended December 31, 2011

Coal Mining Operations

1.

We note your response to comment 3 from our letter dated December 21, 2012. Additionally we note from your disclosure that your coal reserves are JORC compliant and that they may differ substantially from the protocols recognized in the United States. Only mineral reserves meeting the standards and terminology defined within Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. In future filings provide additional disclosure to clarify.

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Response to Staff Comment 1:

The Company has discussed the Staff’s comment with Behre Dolbear and proposes to disclose in future filings, in place of the disclosure that the Company’s JORC-compliant protocols may differ materially from protocols recognized in the United States, the following or substantially similar disclosure:

While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

2.

We note that your materials designated as non-reserve coal are also defined as inferred resources. A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work. This coal does not qualify as a commercially viable coal reserve until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Non-reserve coal deposits should not be based on geologic inference. In future filings please remove any non-reserve materials that are based on geologic inference.

Response to Staff Comment 2:

In future filings the Company proposes to remove any references to non-reserve materials that are based on geologic inference.

3.

In future filings please ensure your mineral reserves correspond to your fiscal year end.

Response to Staff Comment 3:

In future filings, presentation of the Company’s mineral reserves will correspond to its fiscal year end.

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We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., 1200 Federal Highway, Suite 200, Boca Raton, FL 33432, (561) 210-8516 (telephone), (888) 825-6417 (fax) and steve@southfloridacorporatelaw.com (email).

Very truly yours,

/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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